FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

ARACRUZ CELULOSE S.A.

Rua Lauro Muller 116-21° Andar, Botafogo
Rio de Janeiro, 22299-900 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes__ No_X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARACRUZ CELULOSE S.A.
(Registrant)

Date: July 18, 2002

By: ______________________
Name: Agílio Leão de Macedo Filho
Title: Chief Financial Officer

EXHIBIT INDEX

1. Condensed Consolidated Financial Information of the Company at June 30, 2002 and 2001 and Report of Independent Accountants, dated July, 9, 2002.

2. Press release issued by the Company announcing its Second Quarter 2002 Results, dated July 10, 2002.

3. Notice to stockholders of a Stockholders Extraordinary Meeting to be held on July 29, 2002, dated July 11, 2002.

EXHIBIT 1

Aracruz Celulose S.A.

Condensed Consolidated Financial Information at June 30, 2002 and 2001 and Report of Independent Accountants

PRICEWATERHOUSECOOPERS

Independent Accountants' Review Report

PricewaterhouseCoopers
Av. Nossa Sra. da Penha, 699 Torre B
Ed. Century Towers - Cj. 801 a 806
29055-131 Vitória, ES - Brasil
Caixa Postal 01-0731
Telefone (027) 200-3139
Fax (027) 324-3239

To the Directors and Stockholders
Aracruz Celulose S.A.

1 We have reviewed the accompanying condensed consolidated balance sheet of Aracruz Celulose S.A. and its subsidiaries as of June 30, 2002 and the related condensed consolidated statements of income for the three and six month-periods ended June 30, 2002 and 2001 , of cash flow for the six -month periods ended June 30, 2002 and 2001 and of changes in stockholders' equity for the six-month period ended June 30, 2002, expressed in United States dollars. This financial information is the responsibility of the Company's management.

2 We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3 Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial information as of June 30, 2002 and for the six -month periods ended June 30, 2002 and 2001, for it to be in conformity with accounting principles generally accepted in the United States of America.

4 We have previously audited in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Aracruz Celulose S.A. and its subsidiaries as of December 31, 2001, and the related consolidated statements of income, of cash flows and of changes in stockholders' equity for the year then ended (not presented herein), and in our report dated January 10, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2001 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers
Auditores Independentes

Vitória, Brazil
July 9, 2002

Aracruz Celulose S.A.

Condensed Consolidated Balance Sheets
Expressed in thousands of United States dollars, except number of shares

Assets	June 30, 2002 (Unaudited)	December 31, 2001
Current assets		
Cash and cash equivalents	27,261	20,125
Debt securities available-for-sale	247,844	405,493
Accounts receivable		
Related parties	4,473	3,520
Other	97,709	89,208
Inventories, net	75,902	69,685
Deferred income tax, net	2,667	3,439
Recoverable income and other taxes	41,616	46,744
Other current assets	4,723	2,603
	502,195	640,817
Property, plant and equipment, net	1,982,532	1,913,191
Investment in affiliated company	79,029	80,893
Other assets		
Advances to suppliers	20,646	20,198
Deposits for tax assessments	12,965	15,669
Deferred income tax, net	7,099	8,611
Recoverable income and other taxes	81,499	89,944
Other	11,257	8,874
	133,466	143,296
Total	2,697,222	2,778,197

Aracruz Celulose S.A.

Condensed Consolidated Balance Sheets

Expressed in thousands of United States dollars, except number of shares **(continued)**

Liabilities and stockholders' equity	June 30, 2002 (Unaudited)	December 31, 2001
Current liabilities		
Suppliers	37,765	57,656
Payroll and related charges	7,640	10,242
Income and other taxes	1,557	31,096
Current portion of long-term debt		
Related party	36,474	47,180
Other	59,452	143,815
Short-term borrowings - export financing and other		120,052
Accrued finance charges	5,340	14,808
Other accruals	509	431
	148,737	425,280
Long-term liabilities		
Long-term debt		
Related party	286,568	232,600
Other	499,574	304,583
Tax assessments and litigation contingencies	65,483	70,662
Other	5,400	7,023
	857,025	614,868
Minority interest	292	319
Commitments and contingencies (Note 11)		
Stockholders' equity		
Share capital - no-par-value shares authorized and issued		
Preferred stock		
Class A - 2002 - 40,359,243 shares; 2001 - 40,479,797 shares	32,991	33,087
Class B - 2002 - 582,169,771 shares; 2001 - 582,049,217 shares	581,505	581,409
Common stock - 2002 and 2001 - 455,390,699 shares	297,265	297,265
Treasury stock		
Class A preferred stock - 2002 and 2001 - 35,301 shares		
Class B preferred stock - 2002 and 2001 - 45,330,292 shares		
Common stock – 2002 and 2001 – 483,114 shares	(57,807)	(57,807)
Total share capital	853,954	853,954
Other cumulative comprehensive income		
Net unrealized gain on available-for-sale securities	3,691	10,920
Appropriated retained earnings	240,741	295,106
Unappropriated retained earnings	592,782	577,750
	1,691,168	1,737,730
	2,697,222	2,778,197

The accompanying notes are an integral part of this condensed consolidated financial information

Aracruz Celulose S.A.

Condensed Consolidated Statements of Income
Expressed in thousands of United States dollars, except number of shares and per-share information
(Unaudited)

	Three-month period ended June 30,		Six-month period ended June 30,	
	2002	**2001**	**2002**	**2001**
Operating revenues				
Sales of eucalyptus pulp				
Domestic	3,830	5,649	8,271	13,377
Export	153,962	160,387	281,470	301,920
	157,792	166,036	289,741	315,297
Sales taxes and other deductions	9,274	10,606	16,991	22,537
Net operating revenues	148,518	155,430	272,750	292,760
Operating costs and expenses				
Cost of sales	115,866	116,612	216,620	197,016
Selling	7,188	5,503	13,394	10,187
Administrative	5,168	4,453	10,149	9,091
Other, net	2,843	3,864	7,314	6,993
	131,065	130,432	247,477	223,287
Operating income	17,453	24,998	25,273	69,473
Non-operating (income) expenses				
Equity in results of affiliated company	118	(772)	1,864	(1,569)
Financial income	(16,930)	(13,167)	(34,410)	(25,592)
Financial expenses	21,077	17,689	37,365	35,252
Loss on currency remeasurement, net	3,808	967	1,533	1,031
Other, net	(36)	98	(49)	37
	8,037	4,815	6,303	9,159
Income before income taxes	9,416	20,183	18,970	60,314
Income tax expense (benefit)				
Current	(29,199)	(190)	(23,527)	7,246
Deferred	(5,725)	4,650	5,845	3,140
	(34,924)	4,460	(17,682)	10,386
Net income for the period	44,340	15,723	36,652	49,928

The accompanying notes are an integral part of this condensed consolidated financial information.

Aracruz Celulose S.A.

Condensed Consolidated Statements of Income

Expressed in thousands of United States dollars, except number of shares and per-share information
(Unaudited) **(continued)**

	Three-month period ended June 30,		Six-month period ended June 30,	
	2002	**2001**	**2002**	**2001**
Basic and diluted earnings per share				
Class A preferred stock	0.045	0.016	0.037	0.050
Class B preferred stock	0.045	0.016	0.037	0.050
Common stock	0.041	0.014	0.034	0.046
Weighted-average number of shares outstanding (thousands)				
Class A preferred stock	40,404	40,583	40,432	40,709
Class B preferred stock	536,759	536,580	536,731	536,454
Common stock	454,908	454,908	454,908	454,908

The accompanying notes are an integral part of this condensed consolidated financial information.

Aracruz Celulose S.A.

Condensed Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

	Six-month period ended June 30,	
	2002	**2001**
Cash flows from operating activities		
Net income for the period	36,652	49,928
Non-cash items included in income	89,083	86,897
Changes in operating working capital	(93,344)	(12,785)
Net cash provided by operating activities	32,391	124,040
Cash flows from investing activities		
Debt securities - available for sale - (increase) decrease	116,328	(78,819)
Proceeds from sale of equipment	1,025	93
Additions to property, plant and equipment	(151,538)	(190,701)
Net cash used in investing activities	(34,185)	(269,427)
Cash flows from financing activities		
Short-term debt, net	(92,061)	72,252
Long-term debt		
Issuances		
Related parties	112,199	53,300
Other	250,000	280,000
Repayments		
Related parties	(25,500)	(27,804)
Other	(162,253)	(19,477)
Dividends paid	(73,765)	(63,169)
Net cash provided by financing activities	8,620	295,102
Effects of changes in exchange rates on cash and cash equivalents	310	603
Increase in cash and cash equivalents	7,136	150,318
Cash and cash equivalents, beginning of period	20,125	18,091
Cash and cash equivalents, end of period	27,261	168,409

The accompanying notes are an integral part of this condensed consolidated financial information.

Aracruz Celulose S.A.

Condensed Consolidated Statement of Changes in Stockholders' Equity
Expressed in thousands of United States dollars, except number of shares and per-share amounts
(Unaudited)

	Six-month period ended June 30,2002	
	Shares	**US$**
Share capital		
Preferred stock – Class A		
Balance, January 1	40,479,797	33,087
Conversion to Class B stock	(120,554)	(96)
Balance, June 30	40,359,243	32,991
Preferred stock - Class B		
Balance, January 1	582,049,217	581,409
Conversion from Class A stock	120,554	96
Balance, June 30	582,169,771	581,505
Common stock		
Balance, January 1 and June 30	455,390,699	297,265
Treasury stock		
Balance, January 1 and June 30	(45,848,707)	(57,807)
Total share capital, January 1 and June 30	1,032, 071,006	853, 954
Net unrealized gain on available-for-sale securities		
Balance, January 1		10,920
Decrease in unrealized gain, net of tax effect		(7,229)
Balance, June 30		3,691
Balance carried forward		857,645

Condensed Consolidated Statement of Changes in Stockholders' Equity

Expressed in thousands of United States dollars, except number of shares and per-share amounts
(Unaudited)

(continued)

	Six-month period ended June 30,2002	
	Shares	**US$**
Balance brought forward	1,032,071,006	857,645
Appropriated retained earnings		
Investments reserve		
Balance, January 1		242,121
Transfer to unappropriated retained earnings		(44,604)
Balance, June 30		197,517
Legal reserve		
Balance, January 1		52,985
Transfer to unappropriated retained earnings		(9,761)
Balance, June 30		43,224
Total balance, June 30		240,741
Unappropriated retained earnings		
Balance, January 1		577,750
Income for the period		36,652
Dividends paid		(75,985)
Transfer from appropriated retained earnings		54,365
Balance, June 30		592,782
Total stockholders' equity	1,032,071,006	1,691,168
Comprehensive income is comprised as follows:		
Income for the period		36,652
Decrease in net unrealized gains on available-for-sale securities in the period, net of taxes		(7,229)
Total comprehensive income		29,423

The accompanying notes are an integral part of this condensed consolidated financial information.

Expressed in thousands of United States dollars, unless otherwise stated

1 Financial Information Presentation

(a) The condensed consolidated financial information of Aracruz Celulose S.A. (the "Company") for the three-month periods ended June 30, 2002 and 2001 is unaudited. However, in the opinion of management, this financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the six-month period ended June 30, 2002 are not necessarily indicative of the results to be expected for the entire year.

This condensed financial information has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2001 and should be read in conjunction therewith.

(b) The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with the requirements of Brazilian Corporate Legislation.

The Board of Directors and management consider the U.S. dollar as the Company's functional currency as this has been the currency in which it principally operates as well as being the Company's primary unit of economic measure. Accordingly, the U.S. dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") 52 - "Foreign Currency Translation". Gains and losses resulting from the remeasurement of the financial information, as well as those resulting from foreign currency transactions, have been recorded in the statement of income for all periods presented.

Stockholders' equity included in the financial information presented herein differs from that included in the Company's statutory accounting records as a result of differences between the variations in the U.S. dollar exchange rate and in the indexes mandated, in previous years, for indexation of the statutory financial statements, and of adjustments made to reflect the requirements of U.S. GAAP. Brazilian law permits the payment of cash dividends only from unappropriated retained earnings and certain reserves registered in the Company's statutory accounting records. At June 30, 2002, after considering appropriated retained earnings, which can be transferred to unappropriated retained earnings, the reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of U.S.$ 140 million.

Expressed in thousands of United States dollars, unless otherwise stated (Unaudited)

2 Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") has recently issued the following Statements of Financial Accounting Standards ("SFAS"): July 2001 - SFAS No. 141, Business Combinations ("SFAS 141") and SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"); August 2001, SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"); October 2001, SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets ("SFAS 144").

SFAS No. 141 requires the purchase method of accounting for all business combinations and applies to all business combinations initiated after June 30, 2001 and to all business combinations accounted for by the purchase method that are completed after June 30, 2001. Adoption of SFAS 141 did not have a material impact on the financial position and results of operations of the Company.

SFAS 142 requires that goodwill as well as other intangible assets with indefinite lives not be amortized but be tested annually for impairment and is effective for fiscal years beginning after December 15, 2001. Accordingly, the Company reviewed its goodwill in purchase of investments in the amount of U.S.$ 23,408 by applying the recognition and measurement provisions described in the SFAS No 121 - Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). The Company did not identify any impairment loss on the afore-mentioned goodwill as of June 30, 2002.

SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Management estimates that adoption of SFAS 143 will not have a material impact on financial position and results of operations of the Company.

SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. It supersedes, with certain exceptions, SFAS 121, Accounting for the Impairment of Long - Lived Assets and for Long - Lived Assets to be Disposed Of, and is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 did not have a material effect on the Company's financial position and results of operations.

3 Accounting for Derivatives and Hedging Activities

The Company has adopted Statement of Financial Accounting Standards No. 133 - Accounting for Derivative Financial Instruments and Hedging Activities ("SFAS 133"), as amended, as from January 1, 2001. SFAS 133 defines derivatives broadly such that the Company's purchase and sale contracts could be considered derivatives except that the Company may qualify for certain exemptions. The Company has determined that these contracts qualify for these exemptions. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value.

Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge relationship. For fair value hedge transactions in which the Company is hedging changes in an asset's, liability's, or a firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value attributable to the hedged risk.

For cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable-rate asset, variable-rate liability, or a forecasted transaction, the effective portion of the gain or loss on the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified to the income statement in the periods in which earnings are impacted by the hedged item. The ineffective portion of all hedges will be recognized in current period earnings. The gains and losses on all derivatives not designated as hedges are recognized in earnings.

The adoption of SFAS 133 did not have an effect upon the financial position and results of operations of the Company as it had previously recognized all derivative financial instruments as non-hedge transactions, with the derivative instrument recorded at fair value in the balance sheet and changes in the fair value of the instrument recorded in the income statement.

Expressed in thousands of United States dollars,

4 Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax) and includes management's estimate of taxes to be paid currently and in the future. The statutory enacted rates applicable for federal income tax and social contribution for the periods presented are 25% and 8%, respectively, which represent an aggregate rate of 33%. For the period May 1, 1999 through January 31, 2000, the social contribution rate increased from 8% to 12%. Pursuant to a provisional measure, which is valid only for 30 days unless approved by the Congress,
the social contribution rate was reduced to 9% for the period February 1, 2000 to December 31, 2002 and will be reduced to 8% beginning January 1, 2003. Since the provisional measure is not enacted, the social contribution rate of 8% was used to calculate deferred taxes at June 30, 2002 and 2001.

The amount reported as income tax expense in the condensed consolidated statements of income are reconciled to the statutory rates as follows:

	Six months ended June 30,	
	2002	**2001**
Income before income taxes	18,970	60,314
Federal income tax and social contribution expense at statutory enacted rates	6,450	20,507
Adjustments to derive effective tax rate:		
Effects of differences in remeasurement from Reais to U.S. dollars, using historical exchange rates and indexing for tax purposes:		
Translation effect for the period	(44,966)	(5,733)
Depreciation on difference in asset base	20,431	12,289
Valuation allowance (reversal)		
Operations outside Brazil		(2,474)
Non-taxable foreign income		(14,749)
Others	403	546
Income tax expense (benefit) per condensed consolidated statements of income	(17,682)	10,386

Expressed in thousands of United States dollars,

The major components of the deferred tax accounts in the balance sheet are as follows:

	June 30, 2002 (Unaudited)	December 31, 2001
Assets (liabilities)		
Tax loss carryforwards		
Operations in Brazil	19,369	11,491
Expenses not currently deductible	19,925	21,646
Other capitalized investments	(32,195)	(24,526)
Others	2,667	3,439
	9,766	12,050
Current assets	2,667	3,439
Long-term assets	7,099	8,611

Although realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur.

In addition, at June 30, 2002, the Company had recoverable taxes in the total amount of U.S.$ 123,115 relating to i) withholding income tax on financial income (U.S.$ 59,372), which can be offset against future income tax payable and ii) value-added tax credits (U.S.$ 54,997), for which management has recorded a valuation allowance in the amount of U.S.$ 10,664 to adjust the value-added tax credits to their estimated realizable values.

5 Cash and Cash Equivalents

	June 30, 2002 (Unaudited)	December 31, 2001
Brazilian Reais	734	1,328
United States dollars	25,510	17,813
European currencies	1,017	984
	27,261	20,125

Expressed in thousands of United States dollars,

Cash equivalents denominated in United States dollars at June 30, 2002 and December 31, 2001 consist primarily of money market fund quotas, comprised of securities rated as investment grade.

6 Debt Securities

The Company's debt securities available-for-sale are comprised of Notas do Banco Central ("Central Bank Bonds") Series E, which are issued and guaranteed by the Brazilian Federal Government with maturity in October 2002, partially swapped into Reais and certificates of deposit with prime institutions in Brazil with daily liquidity, and maturities from December 2002 to June 2004.

At June 30, 2002, the fair value of the Company's debt securities available-for-sale amounted to U.S. $ 247,844 (December 31, 2001 - U.S. $405,493), with unrealized gains, net of tax, of U.S. $ 3,691 (December 31, 2001 - U.S.$ 10,920) recorded as a component of other cumulative comprehensive income. During the six-month period ended June 30, 2002 the Company sold securities amounting U.S.$ 59,146 and realized gains of U.S.$ 1,346, included in the loss for the period.

7 Accounts Receivable

	June 30, 2002 (Unaudited)	December 31, 2001
Customers - pulp sales		
Domestic	2,723	3,421
Export	94,691	84,042
Advances to suppliers	2,769	2,522
Other	3,174	3,060
	103,357	93,045
Allowance for doubtful accounts	(1,175)	(317)
Total accounts receivable, net	102,182	92,728

Expressed in thousands of United States dollars, unless otherwise stated

8 Inventories

	June 30, 2002 (Unaudited)	December 31, 2001
Finished products	33,451	27,780
Work in process	1,231	919
Timber	3,129	5,837
Raw materials	8,470	8,552
Spare parts and maintenance supplies, less allowance for losses of U.S.$ 4,446 (December 31, 2001 - U.S.$ 2,615)	29,621	26,597
	75,902	69,685

9 Property, Plant and Equipment -

Fiberline C - Expansion Project

The Expansion project consists of a new pulp line with a capacity of 700,000 tons that, together with additional optimization of the two existing lines from 1.24 to 1.30 million tons, will increase the Company's production capacity at its site in northern Espírito Santo State to 2 million tons per year. The new production volume will require an increase in the forest base of the Company of approximately 72,000 hectares of eucalyptus plantations. The construction of the new pulp line began in the second semester of 2000, and start up occurred on May 2002. The Company expects to reach full production capacity in 2003. The total budgeted investment in the Expansion project is approximately U.S.$ 825 million, of which U.S.$ 575 million will be invested in the production line and the balance in land, forest and other investments. As of June 30, 2002 the Company had invested approximately U.S.$ 593 million.

During the six-month period ended June 30, 2002, the Company capitalized approximately U.S.$ 7.5 million of interest cost on funds primarily used to construct the new pulp line - "Fiberline C".

Expressed in thousands of United States dollars, unless otherwise stated

Acquisition of Florestas Rio Doce S.A.

In June 2002, the Company, in conjunction with Bahia Sul Celulose S.A. (Bahia Sul), signed with Companhia Vale do Rio Doce – CVRD and its subsidiary Florestas Rio Doce S.A. (FRDSA) a memorandum of understanding according to which the parties thereto established the basic conditions for the Company and Bahia Sul jointly acquiring land and planted forests of FRDSA located in the municipally of São Mateus, State of Espírito Santo. Such assets comprise approximately 40,000 hectares of land and eucalyptus, with an estimated price, subject to specific future analysis, of R$ 137 million (equivalent to U.S.$ 48 million at June 30, 2002). The Company and Bahia Sul will each hold 50% of the total assets.

10 Debt

Long-term debt at June 30, 2002 and December 31, 2001 was as follows:

	June 30, 2002 (Unaudited)	December 31, 2001
Denominated in Brazilian Reais	245,261	196,952
Denominated in foreign currency, principally United States dollars	636,807	531,226
Total	882,068	728,178
Less current maturities	95,926	190,995
Long-term debt	786,142	537,183

The long-term portion at June 30, 2002 falls due in the following periods / years (2003 - July to December; 2003 and thereafter - January to December):

2003	101,669
2004	267,723
2005	99,139
2006	98,229
2007 and thereafter	219,382
Total	786,142

Expressed in thousands of United States dollars, unless otherwise stated

In February and June 2001, the Company obtained bank financing against export receivables in the amount of U.S.$ 180 million, with annual interest rates ranging from 3.52% to 3.69%. These loans will be repaid until April 2004.

In June 2001, the Company obtained a line of credit from BNDES in the amount of R$ 693 million (equivalent to U.S.$ 283 million), mainly denominated in Brazilian Reais, to be repaid from 2003 through 2009, which has been fully drawn at June 30, 2002, with annual interest rates ranging from 7.8% to 11.62%. These funds are primarily being used to finance the construction of the new Fiberline C plant and forestry operations.

Also, during June 2001, Aracruz Trading S.A. obtained long term financing of U.S.$ 100 million, with maturities from May 2004 to June 2004 and annual interest rates ranging from 3.49% to 3.63%, secured against future export sales receivables.

In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received and advanced to the Company U.S.$ 250 million, as a issuance of Senior Secured Notes. In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivable. Each month such collections in excess of contractual funding requirements are transferred to the Company. The financing bears fixed annual interest of 5.98% and will be repaid in 60 monthly installments beginning March 1, 2004, with monthly interest payments which began in May 1, 2002. The net proceeds were transferred to Aracruz Celulose S.A. as advances for future purchases of pulp.

11 Commitments and Contingencies

The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. At June 30, 2002, the provision for contingencies included U.S.$ 36,675 related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Brazilian Real against the U.S. dollar that occurred following the significant devaluation in early 1999.

In December 1994, the Company petitioned the Regional Federal Tribunal of the 2nd Region (the "Tribunal") to include, in the determination of its income tax and social contribution liabilities the effects of the variation in the IPC (Consumer Price Index) in January 1989 of 70.28%. The Tribunal subsequently accepted the use of a variation of 42.72%.

Expressed in thousands of United States dollars,

Beginning in the third quarter of 2000, following full utilization of the Company's net operating losses in Brazil, the Company began to determine and pay income tax using the 42.72% deduction and has made a provision for contingencies of U.S.$ 17,526 to cover the effects of the use of this deduction until a final court ruling is obtained.

The other commitments and contingencies reported in the financial statements at December 31, 2001 remain substantially unchanged.

In March 2002, the Espírito Santo State legislative assembly created an investigating commission (Comissão Parlamentar de Inquérito) to investigate the legality of the Company's permits and the process of acquisition of the Company's properties since its installation in Espírito Santo State. The Company's management is confident that all its permits and acquisition documents are strictly in accordance with all laws and

12 Stockholders' equity

Basic and diluted earnings per share

Basic and diluted earnings (loss) per share ("EPS") as of June 30, 2002 and 2001, as presented in the Company's statement of income, have been calculated on the following basis taking into consideration the Dividend Ratio between Class A and Class B preferred stock and common stock as discussed below.

Class A preferred stock may be converted into Class B preferred stock at any time at the option of the stockholder. Preferred stock does not have voting rights but has priority in the return of capital in the event the Company is liquidated. Stock dividends payable to Class A preferred stockholders are effected through issuance of Class B preferred stock. Class A preferred stock has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the related capital.

Additionally, in order to comply with Law 9457/97, the Company's By-laws were changed to grant Class B preferred stock the right to receive an annual dividend in an amount that is 10% greater than dividends paid to common stockholders (the "Dividend Ratio"); earnings, if any, in excess of the Class A preferred stock minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis to those paid to Class A preferred stock, while maintaining the Dividend Ratio between Class B preferred stock and common stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common stocks while maintaining the Dividend Ratio between Class A and Class B preferred stock and common stock. In the event that Class A preferred stock is not paid dividends for three

Expressed in thousands of United States dollars, unless otherwise stated

consecutive years, holders of that stock are entitled to voting rights until the dividends in arrears for those three years are paid.

The following presents the earnings per share calculations:

	Six-months ending June 30,	
	2002	**2001**
Net income for the period	36,652	49,928
Less priority Class A preferred stock dividends	766	952
Less Class B preferred stock and common stock dividends up to the Class A preferred stock dividends on a per-share basis, while maintaining the Dividend Ratio	17,877	22,219
Remaining net income to be equally allocated to Class A and Class B preferred stock and common stock, while maintaining the Dividend Ratio	18,009	26,757
Weighted average number of shares outstanding (thousands)		
Class A preferred	40,432	40,709
Class B preferred	536,731	536,454
Common	454,908	454,908
Basic and diluted earnings per share		
Class A preferred	0.037	0.050
Class B preferred	0.037	0.050
Common	0.034	0.046

* * *

EXHIBIT 2

ARACRUZ

ARA LISTED NYSE

Second Quarter 2002 Results

(Rio de Janeiro - July 10, 2002) - Aracruz Celulose S.A. (NYSE: ARA) today announces its consolidated second quarter 2002 results stated in US dollars, according to US GAAP

Highlights

The new 780,000 tons/years production line, **Fiberline C**, began operations in the last week of May, almost two months ahead of schedule. A total of 41,000 tons of pulp were produced in the new mill between its start-up date and the end of June. In the quarter **sales volume** totalled 359,000 tons, while **production** totalled 385,000 tons and **inventories** were 122,000 tons at the end of June 2002. **Net pulp price** of $409/ton contributed to an **EBITDA** of $57.8 million. The company reported a **net income** of $44.3 million.

	2Q 2002	2Q 2001	% change
Net revenues	148.5	155.4	(4%)
EBITDA	57.8	65.8	(12%)
Net income	44.3	15.7	182%
# ADR outstanding (million)	103.2	103.2	-
EPADR	0.43	0.15	186%
Sales volume (tons)	359,000	352,000	2%
Production volume (tons)	385,000	309,000	25%
Inventories (tons)	122,000	145,000	(16%)
Avg. net pulp price ($/ton)	409	438	(7%)
Net debt/ Total capital	27%	16%	-
Manpower	1,665	1,691	(2%)

Complete release available in PDF at:

www.aracruz.com.br

Additional information:
Maurício Werneck (55-21) 3820-8131
invest@aracruz.com.br

Patrick Kilhaney (1-212) 419-8308
patrick.kilhaney@citigatedr-ny.com

Conference Call

Management would like to invite you to participate on its 2Q2002 results conference call:
July 12, 2002 -- 10:00 AM (New York time)
to join, please dial: **(1-719) 457-2633**
The call will also be webcast on Aracruz's website

ARACRUZ AND THE CURRENT BRAZILIAN SCENARIO

Aracruz is largely protected against current difficulties affecting the Brazilian political and economic scenario:

The company has already successfully obtained all the long-term funding needed for its investment projects. Debt maturity was extended with a US$250 million, 7-year securitization of export receivables program carried out last February and the draw of approximately $283 million for long-term project financing from BNDES for Fiberline C investments. Going forward the company's operating cash generation, strengthened by the increase in revenues provided by the new production facility, will be sufficient for the repayment of maturing short-term debt and the remaining payments related to the Fiberline C investment.

The company had a cash position of $275 million at the end of June, invested in short-term instruments issued by prime banks with daily liquidity and final maturities mostly in 2002. The cash balance should be maintained approximately at the same level until the end of the year.

Current indebtedness of the company (net debt/ total capital) reaches only 27% now and is expected to be reduced to approximately 23% by the end of 2002 and to 13% by the end of 2003, unless significant new investment opportunities are pursued.

Recognizing Aracruz's natural protection in relation to the sovereign risk of Brazil and its solid balance sheet structure, the three major rating agencies (Fitch, S&P and Moody's) maintained the company's credit rating in local currency (BBB, BBB - and Baa3, respectively), in spite of the downgrade announced for Brazil and for most domestic companies.

The company is fully hedged against the impact of exchange rate fluctuation in its results, maintaining local currency monetary assets and liabilities at the same level.

Balance Sheet As of Jun/02	Monetary Items		Non-monetary Items	Total
US$ million	R$ ("hedged")	US$ (natural "hedge")		
Assets	375	151	2.171	2.697
Liabilities	361	645	1.691	2.697
Diference	14	(494)		

The majority of the company's costs and expenses are incurred in local currency. Consequently, the recent currency devaluation reduced the company's costs and expenses when translated into dollars.

The governmental programs of all the presidential candidates prioritize the export sector of the economy. There is a consensus that the country's future economic growth will depend to a large extent on the generation of trade balance surpluses. The pulp market industry is eminently an exporter and Aracruz, with the additional export volumes from Fiberline C, will rank among the five major net trade surplus generators in Brazil.

GLOBAL PULP MARKET UPDATE

Norscan inventories decreased by more than 450,000 tons from February to May, 2002 reaching 1,412,000 tons, or only 23 days of supply, compared to a normal operating level of 28 days of supply. Shipments were stronger than in the same period of last year by around 10%.

The level of Eucalyptus pulp inventories in the hands of suppliers is also very low and demand remained strong in all major markets. New pulp prices of US$510/ton to Europe and the U.S. and US$480/ton to Asia were announced for July 1st and are already implemented.

The present tightness of the pulp market and strong demand from the high quality printing and writing paper sector and tissue producers is expected to sustain the present positive price trend in the medium term.

PRODUCTION AND SALES

Pulp production totalled 385,000 tons, 25% higher than in the same period of 2001, mainly due to the additional 41,000 tons produced in Fiberline C during the last days of May and the month of June.

Pulp sales reached 359,000 tons, compared to 352,000 tons in the same period last year. A t the end of June, **inventories** were increased to 122,000 tons, or 24 days of production, still below the balanced level of 30 days, considering the new capacity from Fiberline C.

	North America	Europe	Asia	Latin America	Brazil	Total sales
2Q 2002	158,000 t (44%)	146,000 t (40%)	48,000 t (13%)	2,000 t (1%)	5,000 t (2%)	359,000 t
2Q 2001	120,000 t (34%)	116,000 t (33%)	106,000 t (30%)	2,000 t (1%)	8,000 t (2%)	352,000 t

INCOME STATEMENT

Average net pulp price was $409/ton, compared to $438/ton in the same period of 2001 and $389/ton in the first quarter of 2002.

Net pulp and sawn wood operating revenues totalled $148.5 million, $6.9 million lower than in the same period of 2001 .

Net pulp operating revenues *during the second quarter were $147.0 million compared to $154.3* million in the same period of last year, mainly as a result of lower pulp prices ($10.5 million), partially offset by higher volume ($3.2 million).

Total cost of pulp and sawn wood sales was $115.9 million in the second quarter of 2002 compared with $1 16.6 *million in the same period of last year.*

Cost of pulp sales in the second quarter was $112.9 million ($314/ton), compared with $113.9 million ($324/ton) in 2Q01. Production cost in the quarter was $257/ton compared to $275/ton in the same period of last year. Cash production cost in the same period of 2002 was $152/ton *compared to $148/ton in the second quarter of last year. The second quarter 2002 cash cost figure* was impacted by $8.0/ton related to wood purchases and higher chemicals consumption related to the start-up of Fiberline C, mostly offset by the local currency devaluation in the period. Approximately 65% of the company's cash production cost is local curre ncy determined.

Selling and distribution expenses *were $7.2 million, or $1.7 million higher than in the same* period of last year, mainly due to higher sales volume and geographical sales mix.

Administrative expenses were $5.2 million, or $0.7 million higher than the same period of 2001, mainly due to higher non-recurring consulting and legal fees.

Other operating expenses were $2.8 million, compared to $3.9 million in the same period of last year. The 2002 figure includes, among others, a provision of $1.2 million for losses in ICMS credits, which was not included in the previous year, $0.4 million of fixed asset write -offs ($1.3 million in 2Q01), and $0.2 million related to a provision for labor indemnity adjustments ($1.0 *million in* 2Q01).

Financial Income in the second quarter of 2002 was $16.9 million, compared to last year's financial income of $13.2 million. The difference was basically a consequence of the company's decision to increase cash investments in higher-yield local currency instruments to meet its balance sheet hedge policy in US dollar terms (exposure to Brazilian reais increased as a result of BNDES local currency loans to partially finance Fiberline C investments).

Financial Expenses were $21.1 million in the second quarter of 2002, compared to $17.7 million in the previous year, mainly due to higher average loan balances partially offset by lower interest rates. The financial expense line was reduced by $0.8 million in capitalized interests related to the Fiberline C project ($2.0 million in 2Q01).

Currency re-measurement and translation gains and losses resulted in net loss of $3.8 million in the second quarter of 2002, compared to net loss of $1.0 million in the second quarter of 2001. The differences arose from fluctuations in the exchange rate of reais versus dollars. The closing exchange rate on June 30, 2002 was R$2.8444 per US dollar.

Income tax and social contribution in the second quarter of 2002 totaled a credit of $34.9 million, compared to an expense of $4.5 million in the same period last year. This was mainly due to an income tax credit of $45.4 million, which resulted from tax losses in the parent company's local currency statements, and was partially offset by a $12.4 million provision related to taxation on profits generated in the quarter by offshore subsidiaries. No income tax payments were made during the second quarter of 2002. At the end of the second quarter of 2002, the tax credit balance amounted to $98 million, which will be offset against future tax charge s. Income tax is a result of Brazilian GAAP parent company (non-consolidated) results. See conciliation table below:

Three-month period ended	**June 30, 2002**	**June 30, 2001**
Income before income taxes	**9.4**	**20.2**
Federal income tax and social contribution at statutory rates	3.2	6.9
Adjustments to derive effective tax rate:		
Effects of differences in re-measurement from Brazilian reais to US dollars, using historical exchange rates and indexing for tax purposes:		
Translation effect for the period	(46.8)	(2.2)
Depreciation on difference in asset basis	8.7	7.5
Valuation allowance (reversal):		
Non-taxable foreign income		(7.5)
Other permanent items		(0.2)
Tax expense (benefit) per statement of operations	**(34.9)**	**4.5**

Total **workforce** at the end of the second quarter of 2002 was 1,665 employees, compared to 1,691 at the end of the same period of 2001.

DEBT AND CASH STRUCTURE

Gross debt at the end of June 2002 was $887.4 million, or $3.1 million higher than at the end of March 2002.

	June 30, 2002	**March 31, 2002**
SHORT-TERM DEBT		
Current Portion of Long-Term Debt		
Local currency	21.8	30.2
Foreign currency	74.1	23.8
Short Term Debt Instruments		
Local currency		
Foreign currency		44.2
Accrued fin charge		
Local currency	0.9	0.9
Foreign currency	4.5	8.0
Sub-Total	**101.3**	**107.1**
LONG-TERM DEBT		
Local currency	223.5	158.7
Foreign currency	562.6	618.5
Sub-Total	**786.1**	**777.2**
Total debt	**887.4**	**884.3**

Debt in local currency corresponds entirely to low cost BNDES (Brazilian Development Bank) loans. **Total debt maturity** is as follows:

	2002	**2003**	**2004**	**2005**	**2006**	**2007 and beyond**	**Total**
Total Debt	29.7	173.3	267.7	99.1	98.2	219.4	**887.4**

Cash investments, at the end of the quarter, totalled $275.1 million, or $105.4 million lower than at the beginning of the quarter, due to the expansion project disbursements and dividend payments. Out of the total cash balance of $275.1 millio n, $226.1 million was invested in local currency instruments, $26.5 million was invested abroad (mostly in US dollar time deposits with leading financial institutions), and the equivalent of $22.5 million was invested in Brazil in dollar - indexed instruments.

Net debt (gross debt less cash holdings) was $612.3 million at the end of the quarter, or $108.5 million higher than at the close of the first quarter of 2002. Net debt to total capital ratio at the end of June 2002 was 27%, compared to 23% registered at the end of March 2002.

EBITDA was US$57.8 million, compared to US$65.8 million in the same period of 2001 as a result of lower sales prices. **EBITDA margin** was 39%, compared to 42% in the same period of last year. Second quarter 2002 **adjusted EBITDA**, before other non-cash charges, totalled $60.6 million, compared to $68.6 million in the same period of last year, an adjusted margin of 41% compared to 44%.

	US$ million
EBITDA	**57.8**
Non-cash charges (other expenses)	**2.8**
Provision for labor Indemnity	0.2
Provision for loss on ICMS credits	1.2
Provision for loss on inventory	0.2
Loss on the sale of obsolete spare parts	0.1
Fixed assets write-off	0.4
Amortization of prepaid expenses	0.3
Other	0.4
Adjusted EBITDA	**60.6**

Interest coverage (EBITDA / cash interest expense) was 3.3x in the second quarter of 2002, compared to 4.7x in the same period of 2001. **Capital expenditures** in the period were the following (US$ million):

2Q 2002	**Purpose**
0.5	Land purchases for the mill expansion project
41.1	Investments in the new mill
4.7	Sea transportation project
5.0	Silviculture (Forestry)
51.3	**Total - Expansion Project**
7.2	Silviculture (Forestry)
2.1	On-going industrial investments
1.8	Other forestry investments
0.2	Miscellaneous projects
62.6	**Total Capital Expenditures**

The total accumulated investment in the Fiberline C project (mill, land, forest and other infrastructure) as of June 30th was $593.1 million. Total inv estment in the mill site is expected to amount to $525 million, which is $50 million below budget, mainly as a result of the impact of devaluation on equipment contracted in local currency. The expected investment cost per ton of production capacity of $67 3 ($525 million investment divided by effective capacity of 780,000 tons), is by far the lowest ever achieved in a new pulp mill in the world and guarantees a very favorable return on investment for the project.

STOCK PERFORMANCE, RESULTS ACCORDING TO BRAZILIAN GAAP AND OTHER INFORMATION

From December 31, 2001 to June 30, 2002, Aracruz's ADR price increased 10.0%, from $18.18 to $20.00. In the same period, the Dow Jones Industrial Average index decline 7.8%, while the S&P Paper and Forest Index was up 9.1 %.

Stock Price Performance – through 06/30/2002 (100 Basis on 12/31/01)


130
120
110
100
90
80
12/31/01
01/08/02
01/15/02
01/23/02
01/30/02
02/06/02
02/13/02
02/21/02
02/28/02
03/07/02
03/14/02
03/21/02
03/28/02
04/05/02
04/12/02
04/19/02
04/26/02
05/03/02
05/10/02
05/17/02
05/24/02
06/03/02
06/10/02
06/17/02
06/24/02
Aracruz ADR
Dow Jones Industrial Average
S&P Paper Forest

Local currency consolidated **results under Brazilian GAAP** - Corporate Law, totalled a net loss of R$101.7 million ($35.7 million) in the quarter, affected by an exchange loss of R$ 279.3 million mainly due to the impact of exchange variation on foreign loans. Aracruz has also publicly released in Brazil its unconsolidated financial results, which under Brazilian law are the basis for the calculation of minimum dividends and income taxes. Aracruz Celulose S.A. reported an unconsolidated net loss of R$89.7 million (US$31.5 million).

In June 2002, Aracruz Celulose S.A. and Bahia Sul Celulose S.A., in conjunction, signed with Companhia Vale do Rio Doce S.A. (CVRD) and its subsidiary Florestas Rio Doce S.A. (FRDSA) a memorandum of understanding, according to which the parties thereto established the basic conditions for equally acquiring assets of FRD within the Municipality of São Mateus, in the State of Espírito Santo. Such assets comprise approximately 40,000 hectares of land and eucalyptus forests, at an estimated price of approximately R$ 137 million (approximately US$50 million at proposal date exchange rate), to be confirmed by a proper due diligence.

###

Aracruz Celulose S.A., located in the coastal state of Espírito Santo, Brazil, is the world's largest producer of bleached eucalyptus kraft market pulp. Aracruz produces high-quality lumber and hardwood pulp from planted eucalyptus forests, the latter used to manufacture a wide range of consumer and value-added products, including premium tissue and top quality printing, writing and specialty papers. Aracruz is listed on the São Paulo Stock Exchange (BOVESPA), on the Latin American Securities Market (Latibex) in Madrid - Spain and on the New York Stock Exchange under an ADR level III program (ticker symbol ARA). Each ADR represents 10 underlying class B preferred shares.

ARACRUZ CELULOSE S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of US Dollars, except for per-share amounts)
(unaudited)

	Three-month period ended June 30, 2002	Three-month period ended June 30, 2001	Six-month period ended June 30, 2002	Six-month period ended June 30, 2001
Operating revenues				
Domestic	3,830	5,649	8,271	13,377
Export	153,962	160,387	281,470	301,920
	157,792	**166,036**	**289,741**	**315,297**
Sales taxes and other deductions	9,274	10,606	16,991	22,537
Net operating revenues				
Pulp	146,973	154,304	270,071	290,755
Sawn wood	1,545	1,126	2,679	2,005
	148,518	**155,430**	**272,750**	**292,760**
Operating costs and expenses				
Cost of sales	115,866	116,612	216,620	197,016
Pulp	112,852	113,923	211,474	191,950
Sawn wood	3,014	2,689	5,146	5,066
Selling	7,188	5,503	13,394	10,187
Administrative	5,168	4,453	10,149	9,091
Other, net	2,843	3,864	7,314	6,993
	131,065	130,432	247,477	223,287
Operating income	**17,453**	**24,998**	**25,273**	**69,473**
Non-operating (income) expenses				
Financial income	(16,930)	(13,167)	(34,410)	(25,592)
Financial expense	21,077	17,689	37,365	35,252
Loss (gain) on currency remeasurement, net	3,808	967	1,533	1,031
Equity in results of affiliated company	118	(772)	1,864	(1,569)
Other, net	(36)	98	(49)	37
	8,037	4,815	6,303	9,159
Income before income taxes	**9,416**	**20,183**	**18,970**	**60,314**
Income taxes (benefit)				
Current	(29,199)	(190)	(23,527)	7,246
Deferred	(5,725)	4,650	5,845	3,140
	(34,924)	**4,460**	**(17,682)**	**10,386**
Net income for the period	**44,340**	**15,723**	**36,652**	**49,928**
Depreciation and depletion - Production cost	**38,537**	**39,347**	**77,146**	**79,504**
Depreciation and amort. - Operating expenses	**1,783**	**1,478**	**3,431**	**2,962**
EBITDA	**57,773**	**65,823**	**105,850**	**151,939**

ARACRUZ CELULOSE S.A.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US dollars)

ASSETS	June 30, 2002	December 31, 2001
Current assets		
Cash and cash equivalents	27,261	20,125
Debt securities available - for sale, at fair value	247,844	405,493
Accounts receivable, net		
Related Parties	4,473	3,520
Other	97,709	89,208
Inventories, net	75,902	69,685
Deferred income tax, net	2,667	3,439
Recoverable income and other taxes	41,616	46,744
Prepaid expenses and other current assets	4,723	2,603
	502,195	**640,817**
Property, plant and equipment, net	**1,982,532**	**1,913,191**
Investment in affiliated company	**79,029**	**80,893**
Other assets		
Advances to suppliers	20,646	20,198
Deposits for tax assessments	12,965	15,669
Deferred income tax, net	7,099	8,611
Recoverable income and other taxes	81,499	89,944
Other	11,257	8,874
	133,466	**143,296**
TOTAL	**2,697,222**	**2,778,197**
LIABILITIES		
Current liabilities		
Suppliers	37,765	57,656
Payroll and related charges	7,640	10,242
Income and other taxes	1,557	31,096
Current portion of long-term debt		
Related party	36,474	47,180
Other	59,452	143,815
Short-term borrowings - export financing and other		120,052
Accrued finance charges	5,340	14,808
Other accruals	509	431
	148,737	**425,280**
Long-term liabilities		
Long-term debt		
Related party	286,568	232,600
Other	499,574	304,583
Tax assessments & litigation contingencies	65,483	70,662
Other	5,400	7,023
	857,025	**614,868**
Minority interest	**292**	**319**
Stockholders'equity	**1,691,168**	**1,737,730**
TOTAL	**2,697,222**	**2,778,197**

ARACRUZ CELULOSE S.A.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousands of US Dollars)

	Three-month period ended June 30,		Six-month period ended June 30,	
	2002	2001	2002	2001
Cash flow from operating activities				
Net income for the period	44,340	15,723	36,652	49,928
Non-cash items included in income				
Depreciation, amortization & depletion	40,320	40,825	80,577	82,466
Other	(2,552)	6,205	8,506	4,431
Changes in operating working capital	(69,449)	8,348	(93,344)	(12,785)
Net cash provided by operating activities	12,659	71,101	32,391	124,040
Cash flow from investing activities				
Debt securities available-for-sale		999		2,625
Short term investments	71,828	(29,496)	116,328	(81,444)
Proceeds from sale of equipment	727	31	1,025	93
Additions to property, plant and equipment	(62,597)	(107,768)	(151,538)	(190,701)
Net cash provided by (used in) investing activities	9,958	(136,234)	(34,185)	(269,427)
Cash flow from financing activities				
Short-term debt, net	(18,820)	36,953	(92,061)	72,252
Long-term debt				
Issuance				
Related Parties	112,199	53,300	112,199	53,300
Other		215,000	250,000	280,000
Repayments				
Related Parties	(11,909)	(13,136)	(25,500)	(27,804)
Other	(26,524)	(10,516)	(162,253)	(19,477)
Bank deposits, as a compensating balance				
Dividends paid	(73,765)	(63,169)	(73,765)	(63,169)
Net cash provided by (used in) financing activities	(18,819)	218,432	8,620	295,102
Effects of changes in exchange rates on cash and cash equivalents	333	302	310	603
Increase (decrease) in cash and cash equivalents	4,131	153,601	7,136	150,318
Cash and cash equivalents, beginning of period	**23,130**	**14,808**	**20,125**	**18,091**
Cash and cash equivalents, end of period	**27,261**	**168,409**	**27,261**	**168,409**

RESULTS RECONCILIATION

Brazilian Corporate Law x US GAAP

Three-months ended June 30, 2002	**US$ million**
Net Parent Company Income (Corporate Law)	**(31.5)**
Realized / (Unrealized) Profits from Subsidiaries	(4.2)
Net Consolidated Income (Corporate Law)	**(35.7)**
Depreciation, Depletion and Assets write-off	(25.0)
Unrealized (Gain) Loss on Available-for-sale Securities (*)	3.2
Fiberline C Capitalized Interest	(0.1)
Income Tax Provision	(1.7)
Equity in Results of Affiliated Company	4.6
Exchange Variation	99.0
Net Consolidated Income (Loss) (US GAAP)	**44.3**

(Monthly-end closing exchange rate plus exchange variation in the period)

***Recognized in results of operations in Brazilian Corporate Law statements and stockholders'equity in US GAAP.**

This press release contains statements which constitute forwardlooking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. The Company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only as of the date made.

EXHIBIT 3

EXTRAORDINARY STOCKHOLDERS MEETING

Notice is hereby given to the stockholders of **ARACRUZ CELULOSE S.A.** that a Stockholders Extraordinary Meeting, will be held on July 29, 2002, at 10 a.m., at the Presidency Meeting Room of the Company's headquarters, located at Rodovia Aracruz / Barra do Riacho, km 25, Aracruz, State of Espírito Santo, Brazil, to discuss:

1. The cancellation of 45,848,707 (forty five million, eight hundred and forty eight thousand, seven hundred and seven) shares of treasury stock issued by the Company, of which 485,144 (four hundred eighty five thousand, one hundred and forty four) are shares of common stock, and 45,385,593 (forty five million, three hundred and eighty five thousand, five hundred and ninety three) are shares of classes "A" and "B" preferred stock; and

2. The amendment of article 5 of the Articles of Association, reflect the new number of shares into which the capital stock is divided.

Aracruz, July 11, 2002.

Erling Sven Lorentzen
President of the Board of Directors